Exhibit 99.1

For more information contact:	PRESS RELEASE

Investor Relations Jeff Corbin / Rob Fink KCSA Strategic Communications (212) 896-1214 / 1206 jcorbin@kcsa.com / rfink@kcsa.com

Tikcro Technologies Reports Third Quarter 2013 Results

Tel Aviv, Israel, November 19, 2013 — Tikcro Technologies Ltd. (OTC PK: TIKRF) today reported results for the third quarter ended September 30, 2013.

Net profit for the third quarter was $386,000, or $0.04 per diluted share. Results for the third quarter included financial profit of approximately $590,000 that resulted mainly from the receipt of shares of BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment, that were awarded to Tikcro pursuant to an arbitration award in July 2013. Excluding this gain, net loss for the third quarter was $204,000 or $0.02 per diluted share.

Tikcro supports early stage development in growth areas, with a focus on biotechnology, having projects in several fields originated by researchers from Israeli universities.

About Tikcro Technologies:

Tikcro is seeking early stage growth opportunities.

For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the business of BioCancell, including, but not limited to, the development, testing, regulatory approval and commercialization of its products, its intellectual property rights, its funding, its competition, its exposure to lawsuits and its dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Forms 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

Tikcro Technologies Ltd. Condensed Balance Sheets (US dollars in thousands)

	September 30, 2013	December 31, 2012
	Unaudited	Audited
Assets
Current assets
Cash and short-term marketable securities	$9,225	$9,234
Other receivables	21	31
Investment in BioCancell	708	243
Total current assets	9,954	9,508

Total assets	$9,954	$9,508

Liabilities and Shareholders' Equity

Current liabilities
Other current liabilities	$129	$171

Shareholders' equity	9,825	9,337

Total liabilities and shareholders' equity	$9,954	$9,508

Tikcro Technologies Ltd. Statement of Operations (US dollars in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012

Research and development expenses	$5	$10	$23	$32

General and administrative expenses, net	$199	$84	$425	$257

Total operating expenses	204	94	448	289

Operating loss	(204)	(94)	(448)	(289)

Financial income (expenses), net	590	(263)	892	(153)
Gain (Loss) before taxes	386	(357)	444	(442)

Tax expenses	-	(87)	-	(109)

Net Gain (loss)	$386	$(444)	$444	$(551)

Basic and diluted net gain (loss) per share	$0.04	$(0.05)	$0.05	$(0.06)

Weighted average number of shares used computing basic and diluted gain/loss per share	8,776	8,663	8,734	8,632